787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
July 17, 2025
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 14, 2025
File No. 333-288373
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated July 16, 2025.
In connection with such responses, the Company will be submitting, electronically via EDGAR, Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”). In addition to addressing the Staff’s comments, the Company has revised the Amendment to update certain other disclosures.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON LONDON LOS ANGELES MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission
July 17, 2025

Capitalization, page 63
1.We note in the "As Further Adjusted" column that you plan to use the entire net proceeds of this offering to pay down a portion of your outstanding borrowings under the A&E Term Loan Facility. Please tell us what consideration you gave to providing pro forma information showing the impact of the repayment of this loan facility on interest expense and earnings per share amounts. Rule 11-02(a)(1) of Regulation S-X indicates a narrative description of the pro forma effects of a transaction may be disclosed in lieu of pro forma financial statements in certain circumstances where there are a limited number of pro forma adjustments and those adjustments are easily understood. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) of Regulation S-X.
Response
In response to the Staff’s comment, the Amendment has been revised. Please see page 65, which now includes a narrative description of the pro forma impact of the repayment of the A&E Term Loan Facility on interest expense (income), net and basic and diluted earnings (loss) per share metrics.

Securities and Exchange Commission
July 17, 2025

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,
/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.
David Stafford – General Counsel and Secretary, McGraw Hill, Inc.
McGraw Hill, Inc.